                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)

                          KELLY SERVICES, INC., CLASS B
                          -----------------------------
                                (NAME OF ISSUER)



                                  COMMON STOCK
                          -----------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    488152307
                          -----------------------------
                                 (CUSIP NUMBER)


                                DECEMBER 31, 1998
                          -----------------------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


              -----------------------------------------------------


CUSIP NO.     488152307
              ---------
--------------------------------------------------------------------------------
1)    Names of Reporting Persons                     I.R.S. No.  31-0738296
      S.S. or I.R.S. Identification Nos. of                 BANK ONE CORPORATION
      Above Persons
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a
      Member of a Group                              (a)
      (See Instructions)                                 ------------------
                                                     (b)
                                                         ------------------
--------------------------------------------------------------------------------
3)    SEC Use only
--------------------------------------------------------------------------------
4)    Citizenship or Place of
      Organization                                   ILLINOIS
--------------------------------------------------------------------------------
Number of Shares        (5)  Sole Voting Power              122,224
                                                      ------------------
Beneficially            (6)  Shared Voting Power          2,262,165
                                                      ------------------
Owned by                (7)  Sole Dispositive Power           1,172
                                                      ------------------
Each Reporting          (8)  Shared Dispositive Power       193,502
                                                      ------------------
Person with
--------------------------------------------------------------------------------
9)    Aggregate Amount Beneficially                       2,384,514
      Owned by Each Reporting Person                  ------------------
--------------------------------------------------------------------------------
10)   Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)
--------------------------------------------------------------------------------
11)   Percent of Class Represented
      by Amount in Row 9                                      66.85%
                                                      ------------------
--------------------------------------------------------------------------------
12)   Type of Reporting Person
      (See Instructions)                                      HC
                                                      ------------------


--------------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 17

Item 1(a)      Name of Issuer:                              Kelly Services, Inc.
                                                            --------------------

Item 1(b)      Address of Issuer's principal executive
                offices:                                    999 West Big Beaver
                                                            --------------------
                                                            Troy, MI
                                                            --------------------
                                                            48084
                                                            --------------------

Item 2(a)      Name of person filing:                       BANK ONE CORPORATION

Item 2(b)      Address of principal business office or,     One First National Plaza
               if none residence:                           Chicago, IL 60670

Item 2(c)      Citizenship:                                 Not Applicable

Item 2(d)      Title of class of securities:                Common Stock
                                                            --------------------

Item 2(e)      CUSIP No.:                                   488152307
                                                            --------------------

Item 3.        This statement is filed pursuant to Rule 13d-1(c).

Item 4.        Ownership

               This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Kelly Services, Inc., Class B
                                   --------------------------------------------

               ----------------------------------------------------------------:

               (a)   Amount beneficially owned:             2,384,514
                                                            --------------------

               (b)   Percent of class                           66.85%
                                                            --------------------

               (c)   Number of shares as to which such person has:

                     (i)      Sole power to vote or to direct the vote:           122,224
                                                                                ---------

                     (ii)     Shared power to vote or to direct the vote:       2,262,165
                                                                                ---------
                     (iii)    Sole power to dispose or to direct the
                              disposition of:                                       1,172
                                                                                ---------
                     (iv)     Shared power to dispose or to direct the
                              disposition of:                                     193,502
                                                                                ---------

Item 5.  Ownership of 5 percent or less of a Class.                     N/A
                                                                       ------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.  N/A
                                                                       ------

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the
         Parent Holding Company.
                                                                       ------


                        NBD Bank (Michigan)
                        Bank One, Kentucky, NA

Item 8.  Identification and Classification of Members of the Group.     N/A
                                                                       ------

Item 9.  Notice of Dissolution of Group.                                N/A
                                                                       ------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   2/1/99
      -------------


                                                       BANK ONE CORPORATION

                                                   By: /s/ DAVID J. KUNDERT
                                                       David J. Kundert
                                                       EXECUTIVE VICE PRESIDENT